Exhibit 99.2

Tremor International Ltd.
(the “Company”)
Form of Proxy
Annual General Meeting

Before completing this form, please read the explanatory notes below and accompanying Notice of Annual General Meeting.

I/We ………………………………………………………………………………………………. appoint the chairman of the meeting or ........................................................................................ as my/our proxy to attend and vote on my/our behalf at the Annual General Meeting of the Company to be held at the principal executive offices of the Company at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel on 27 December 2023 at 12:30 pm (Israel time), and at any adjournment of the meeting.

I/We instruct my/our proxy to vote on the resolutions to be proposed at the meeting as indicated below (unless otherwise instructed, the proxy may vote or abstain from voting as he or she sees fit in relation to any business to be considered at the meeting):

Before completing this form, please read the explanatory notes below.

	Resolutions	Your vote
		For	Against	Abstain
1.
To change the Company’s name from Tremor International Ltd. to Nexxen International Ltd. (or similar name approved by the Israeli Companies Registrar), including the replacement of all references to Tremor International Ltd. with Nexxen International Ltd. in the articles of association of the Company, be and is hereby approved.

2.
To increase the maximum size of the Board of Directors to eleven directors, and to amend Article 41 of the articles of association of the Company to provide that “The Board of Directors of the Company shall consist of not less than four Directors nor more than eleven Directors.”

3.	To re-elect Christopher Stibbs as an independent non-executive director.
4.	To re-elect Neil Jones as a senior non-executive director.
5.	To re-elect Joanna Parnell as a non-executive director.
6.	To re-elect Lisa Klinger as a non-executive director.
7.	To re-elect Rebekah Brooks as a non-executive director.
8.	To re-elect Norm Johnston as a non-executive director.
9.	To elect Daniel Kerstein as a non-executive director.
10.	To elect Rhys Summerton as a non-executive director.
11.	To re-elect Ofer Druker as a director.
12.	To re-elect Yaniv Carmi as a director.
13.	To re-elect Sagi Niri as a director.
14.
To re-appoint Somekh Chaikin, Member Firm of KPMG International, as the Company’s independent external auditor for 2023 until the annual general meeting of shareholders held in 2024 and to authorise the Company’s Board of Directors (or, the Audit Committee, if authorised by the Board of Directors) to fix their remuneration.

15.
To increase the available pools of the Company’s 2017 Equity Incentive Plan and the Company’s Global Share Incentive Plan (2011) for equity incentive award grants to employees of the Company and its subsidiaries, as set out in the Circular provided.

16.	To readopt the Company’s remuneration policy for the board of directors and executives for an additional period of three years, as set out in the Circular provided.

Signature(s) :………………………………………………………………..     Date: ………………………… 2023

Notes

1.
Holders of Depositary Interests may only instruct Link Market Services Trustees Limited (the “Depositary”) who will appoint the chairman as their proxy to vote at the meeting. Depositary Interest holders wishing to attend, speak and vote at the meeting should contact the Link Group to request a Letter of Representation and this instruction is covered off in the notes on the Form of Direction.

2.
If you do not have a Form of Proxy and believe that you should have one, or if you require additional forms, please contact Link Group by emailing shareholderenquiries@linkgroup.co.uk or you may call on +44 (0) 371 664 0300 (calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The shareholder helpline is open from 9.00 a.m. to 5.30 p.m. GMT, Monday to Friday, excluding public holidays in England and Wales). All forms must be signed and should be returned together in the same envelope.

3.
To be valid, any Form of Proxy or other instrument appointing a proxy and any power of attorney or other authority under which it is signed, or a notarially certified or office copy of such power or authority, must be received by post or (during normal business hours only) by hand at Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds, LS1 4DL by no later than 10.30 a.m. on 21 December 2023.

4.
In the case of Depositary Interest holders, a Form of Direction must be completed in order to instruct the Depositary to vote on the holder’s behalf at the meeting. To be effective, a completed and signed Form of Direction must be deposited at Link Group by no later than 10.30 a.m. on 20 December  2023.

5.
The return of a completed Form of Proxy, Form of Direction, or other such instrument or any CREST Proxy Instruction (as described in paragraph 12 below) will not prevent a shareholder or Depositary Interest holder attending the General Meeting and voting in person if he/she wishes to do so.

6.
Alternatively, you may instead submit your proxy vote or instruction electronically by accessing the shareholder portal at www.signalshares.com, logging in and selecting the ‘Vote Online Now’ link. You will require your username and password in order to log in and vote. If you have forgotten your username or password, you can request a reminder via the shareholder portal. If you have not previously registered to use the portal, you will require your investor code (‘IVC’) which can be found on your share certificate. Proxy votes should be submitted as early as possible and, in any event, not less than 48 hours (excluding weekends and bank holidays) before the time for holding the meeting and if not so submitted shall be invalid.

7.
Pursuant to the Israeli Companies Law, to be entitled to attend and vote at the General Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered in the register of the Company at by no later than 10.30 a.m. BST on 27 November 2023. Changes to the Company’s register after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the General Meeting. The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law is 29 November 2023.

8.
The quorum for the General Meeting shall be two or more shareholders present in person or by proxy and holding shares conferring in the aggregate 25 per cent of the voting power of the Company. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine.

9.
Any shareholder attending the General Meeting is entitled pursuant to the Israeli Companies Law to ask any question relating to the business being dealt with at the meeting. The Company will answer any such questions unless (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; or (ii) the answer has already been given on a website in the form of any answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

10.
As at 22 November 2023, the Company’s issued share capital consisted of 193,523,411 ordinary shares, including 48,306,182 ordinary shares reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon), which the Company holds in Treasury. Therefore, the total voting rights in the Company as at 22 November 2023 were 145,217,229 ordinary shares.

11.	The Board recommends that shareholders vote in favour of all items in the Notice.

12.
Holders of Depositary Interests who are CREST members and submit their instruction through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

13.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to an instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent ID (RA10) by 10.30 a.m. BST on 20 December 2023 for DI holders and by 10.30 a.m. BST on 21 December 2023 for Shareholders. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

14.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

15.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

16.
Pursuant to the Israeli Companies Law, the approval of each of the Resolutions requires the affirmative vote of the holders of a majority of the voting power represented and voting on the resolution in person or by proxy. In addition, the affirmative vote of the holders of a majority of the voting power represented and voting on Resolution 16, in person or by proxy, must either include at least a majority of the ordinary shares who are not controlling shareholders of the Company nor are they shareholders who have a personal interest in such Resolution, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such Resolution must not represent more than two per cent of the outstanding ordinary shares. For this purpose, you are asked to indicate in the Form of Proxy card whether you are a controlling shareholder or have a personal interest in such Resolution (within the meaning of the Israeli Companies Law).

17.
Copies of all documents referenced in this Notice are available for inspection during normal business hours at the registered office of the Company on any weekday (Fridays and public holidays excluded) and Sundays. The annual compensation earned during 2022 by the Company’s five most highly-compensated executive officers is outlined in Item 6 of the Company’s Annual Report on Form 20-F for the year ended 31 December 2022, as filed with the Securities and Exchange Commission on 7 March 2023.